                          [LETTERHEAD OF RUTAN & TUCKER, LLP]

                                  October 31, 2005

LARRY A. CERUTTI
Direct Dial: (714) 641-3450
E-mail: lcerutti@rutan.com


VIA FEDEX AND
-------------
EDGAR CORRESPONDENCE
--------------------

Jennifer Hardy, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Pacific Ethanol, Inc.
             Registration Statement on Form S-1
             Filed on August 19, 2005
             File No. 333-127714
             -------------------

Dear Ms. Hardy:


         This letter responds to the comments of your letter dated September 20, 2005 relating to Pacific Ethanol, Inc. (the "Company"), a copy of which letter is enclosed for your convenience.

         The enclosed clean and marked-to-show-changes copies of Amendment No. 1 to the Company's Registration Statement on Form S-1, Reg. No. 333-127714 (the "Registration Statement") contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of September 20, 2005, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of September 20, 2005. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked versions of the documents enclosed herewith.

General
-------

1. PLEASE PROVIDE US YOUR ANALYSIS OF WHY THE $21 MILLION PRIVATE PLACEMENT TO 63 INVESTORS WAS EXEMPT FROM REGISTRATION UNDER SECTION 4(2) OF THE SECURITIES ACT.

Jennifer Hardly, Esq.
October 31, 2005
Page 2


         The $21 million private placement to 63 accredited investors in March 2005 (the "Private Placement") was conducted by Pacific Ethanol California, Inc. ("PEI California"), which is now a wholly-owned subsidiary of the Company. PEI California became a wholly-owned subsidiary in connection with the March 2005 share exchange transaction that occurred following the Private Placement.

         RULE 506. Rule 506 of Regulation D of the Act provides in relevant part, that:

                  "Offers and sales of securities by an issuer that satisfy the conditions in paragraph (b) of this [Rule 506] shall be deemed to be transactions not involving any public offering within the meaning of Section 4(2) of the Act."

         Accordingly, if the Private Placement satisfied the conditions in Rule 506(b), it will have been exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Act").

         RULE 506(b)(1). Rule 506(b)(1) provides, as general conditions, that to qualify for exemption under Rule 506, offers and sales must satisfy all the terms and conditions of Rules 501 and 502. Rule 501 provides various definitions and terms used in Regulation D. Rule 502 provides general conditions to be met under paragraphs (a)-(d) of that Rule.

         RULE 502(a). Rule 502(a) essentially provides that an offering occurring within six months of one or more other offerings will be integrated for purposes of determining whether an exemption under Regulation D exists, and that all integrated offerings must collectively meet all of the terms and conditions of Regulation D for any of the offerings to be exempt from the registration requirements imposed by Section 5 of the Act.

         PEI California engaged in one other offering within six months of the Private Placement in December 2004. In this offering, PEI California raised, through a private placement of securities, an aggregate of approximately $300,000 and issued 103,666 shares of common stock and warrants to purchase an aggregate of 31,100 shares of common stock. Each of the criteria discussed below with respect to the Private Placement are also applicable with respect to the December 2004 private placement, except that no private placement memorandum was circulated with respect to the December 2004 private placement. More specifically, each investor in the December 2004 private placement was an "accredited investor," and the company obtained representations and warranties to his effect; PEI California did not accomplish the private placement through any medium of general solicitation or general advertising; PEI California obtained customary representations and warranties from the investors that they were acquiring the securities for their own account and not with a view to the resale or distribution thereof; PEI California made appropriate disclosures to

Jennifer Hardly, Esq.
October 31, 2005
Page 3


the investors regarding the restricted nature of the securities to be purchased by those investors and included standard restrictive legends on the securities acquired by the investors; and the number of investors, while less than 35, was in any event not relevant as each investor was an "accredited investor."

         Other than the March 2005 offering, PEI California did not engage in another offering with six months of December 2004.

         RULE 502(b). Rule 502(b) essentially provides for information delivery requirements to any purchaser that is not an "accredited investor," as defined in Rule 501(a), if an issuer sells securities under Rules 505 or 506. Rule 502(b) also specifies the type of information to be furnished by the issuer to the purchasers.

         Each of the 63 investors in the Private Placement was an "accredited investor," as defined in Rule 501(a). The securities purchase agreement executed by each investor contained customary and appropriate representations and warranties from each such investor regarding their status as an "accredited investor." PEI California also circulated and obtained completed investor questionnaires from each of the 63 investors further attesting to their status as an "accredited investor." Accordingly, the information requirements of Rule 502(b) were not applicable to the Private Placement. However, in connection with the Private Placement, PEI California did prepare and circulate to the investors a private placement memorandum containing the information otherwise required to be delivered under Rule 502(b).

         RULE 502(c). Rule 502(c) essentially provides that the manner of offering by the issuer or any person acting on its behalf shall not be accomplished through the offer or sale of securities by any form of general solicitation or general advertising, including, but not limited to, (1) any communication published in any newspaper, magazine or similar media or broadcast over television or radio, and (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

         PEI California did not accomplish the offer or sale of the securities sold in the Private Placement through any medium of general solicitation or general advertising, including the media specifically enumerated in Rule 502(c).

         RULE 502(d). Rule 502(d) essentially provides for various limitations on resales of securities acquired in a Regulation D exempt offering. Rule 502(d) provides that purchasers of such securities cannot resell the securities without registration under the Act or an exemption therefrom. In addition, Rule 502(d) provides that the issuer shall exercise reasonable care to assure that the purchasers of the securities are not "underwriters" as defined in Section 2(11) of the Act, and also provides the manner of demonstrating reasonable care by enumerating three actions that the issuer should undertake and complete.

Jennifer Hardly, Esq.
October 31, 2005
Page 4


         PEI California exercised reasonable care to assure that the purchasers of the securities are not "underwriters" as defined in Section 2(11) of the Act by, among other things, obtaining customary representations and warranties from each of the 63 investors in the Private Placement that they were acquiring the securities for their own account and not with a view to the resale or distribution thereof. In addition, PEI California disclosed to each such investor prior to sale that, upon their sale, except as otherwise provided in the registration rights agreement executed by PEI California and each investor, such securities would not be registered under the Act and could therefore not be resold unless they were first registered under the Act or unless an exemption from registration was available. Finally, PEI California ensured that a legend on each certificate representing securities and on each warrant to acquire securities stated that such securities (and warrants) have not been registered under the Act and further set forth customary and appropriate restrictions on the transferability and sale of the securities.

         RULE 506(b)(2). Rule 506(b)(2) provides, as a specific condition, that to qualify for exemption under Rule 506, offers and sales must be limited to no more than 35 purchasers of securities from the issuer in any offering intended to be exempt under Rule 506 from the registration requirements of Section 5 of the Act. The number of purchasers is, however, to be calculated in accordance with Rule 501(e), which provides that "accredited investors" are not included in the limited number of 35 purchasers. Rule 506(b)(1) also provides, as an additional specific condition, that to qualify for exemption under Rule 506, each purchaser who is not an "accredited investor" be capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within such description.

         As noted above, each of the 63 investors in the Private Placement was an "accredited investors," as defined in Rule 501(a). The securities purchase agreement executed by each investor contained customary and appropriate representations and warranties from each such investor regarding their status as an "accredited investor." PEI California also circulated and obtained completed investor questionnaires from each of the 63 investors further attesting to their status as an "accredited investor."

         Based upon the foregoing, the Company concluded that the Private Placement was exempt from registration under Section 4(2) of the Act.

Cover
-----

2.       DISCLOSE THE NUMBER OF SHARES THAT UNDERLIE OUTSTANDING WARRANTS.

         The Company has included on the cover page the number of shares of common stock that underlie outstanding warrants and that are being registered for resale under the Registration Statement.

Jennifer Hardly, Esq.
October 31, 2005
Page 5


Summary, page 1
---------------

3. WE NOTE THAT YOUR OPENING SENTENCE DISCUSSES YOUR OPERATIONS GOAL. PLEASE CLARIFY UP FRONT WHETHER OR NOT YOU CURRENTLY PRODUCE ETHANOL AND REVISE THIS SECTION TO DISCUSS YOUR CURRENT OPERATIONS PRIOR TO YOUR OPERATIONS GOAL. PLEASE REVISE YOUR DISCLOSURE IN MD&A AND BUSINESS TO COMPLY WITH THIS COMMENT.

         The Company has revised its disclosure in the Prospectus Summary commencing on page 2 of the Registration Statement to clarify that the Company does not currently produce ethanol and to discuss its current and expected operations prior to its operations goal. In addition, the Company has revised its disclosures in the MD&A and Business sections commencing on pages 32 and 48, respectively, of the Registration Statement, to make conforming changes in these regards.

4. TO AVOID CONFUSION IN THE SECOND PARAGRAPH, CLARIFY WHO "WE" IS SINCE YOU STATE "WE" ENGAGED IN A TRANSACTION WITH PACIFIC ETHANOL, THE REGISTRANT. BRIEFLY DISCLOSE WHAT THE BUSINESS OPERATIONS OF ACCESSITY, YOUR PREDECESSOR, WERE.

         The Company has revised its disclosure in the Prospectus Summary commencing on page 2 of the Registration Statement to clarify that the transaction engaged in by the Company was a transaction with Pacific Ethanol California, Inc. In addition, the Company has provided additional disclosure in the Prospectus Summary on page 3 of the Registration Statement regarding the business operations of Accessity, the Company's predecessor.

5. PLEASE IDENTIFY AND QUANTIFY ALL OF THE CONSIDERATION GIVEN AND RECEIVED IN THE MARCH 2005 SHARE EXCHANGE TRANSACTION.

         The Company has provided additional disclosure in the Prospectus Summary on page 3 of the Registration Statement to identify and quantify all of the consideration given and received in connection with the March 2005 share exchange transaction.

Risk Factors, page 5
--------------------

6. TO THE EXTENT POSSIBLE, AVOID THE GENERIC CONCLUSION YOU MAKE IN CERTAIN OF YOUR RISK FACTORS THAT THE RISK DISCUSSED WOULD ADVERSELY AFFECT YOUR BUSINESS AND RESULTS OF OPERATIONS. INSTEAD, PLEASE REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE OF HOW YOUR BUSINESS AND RESULTS OF OPERATIONS WOULD BE AFFECTED, I.E., DEMAND, SALES, PROFITS, REPUTATION, ETC.

         The Company has revised its disclosure in the Risk Factors section commencing on page 9 of the Registration Statement to avoid generic conclusions regarding, among other things, that certain of the risks discussed would adversely affect the Company's business and results of operations. These conclusions have been replaced with more specific disclosure of how the Company may be affected by such risk factors.

Jennifer Hardly, Esq.
October 31, 2005
Page 6


7. SOME RISK FACTORS INCLUDE LANGUAGE LIKE "WE CANNOT ASSURE" OR "THERE IS NO ASSURANCE." SINCE THE RISK FACTORS SHOULD SET FORTH THE POTENTIAL RISK AND NOT YOUR INABILITY TO ASSURE OR GUARANTEE, PLEASE REVISE.

         The Company has revised its disclosure in the Risk Factors section commencing on page 9 of the Registration Statement to exclude language such as "we cannot assure" or "there can be no assurance" and to include the specific, potential risk.

8. IT APPEARS THAT SEVERAL OF YOUR RISK FACTORS DISCLOSE GENERIC RISKS THAT COULD APPLY TO ANY ETHANOL COMPANY. ITEM 503(C) OF REGULATION S-K PROHIBITS PRESENTING RISKS THAT COULD APPLY TO ANY ISSUER OR ANY OFFERING. WE CITE THE FOURTH, FIFTH, SIXTH, EIGHTH, NINTH, ELEVENTH AND TWELFTH RISK FACTORS. PLEASE EITHER CLEARLY EXPLAIN HOW EACH OF THESE RISK FACTORS APPLIES TO YOUR COMPANY OR DELETE IT.

         The Company has revised its disclosure in the Risk Factors section commencing on page 9 of the Registration Statement to exclude certain generic risks that could apply to any issuer or any offering, consistent with Item 503(c) of Regulation S-K. However, the Company believes that certain of the risks specifically cited in your comment letter are significant and particular enough to the Company to be included in the Registration Statement. Accordingly, the Company has revised its disclosure in the Risk Factors section commencing on page ___ of the Registration Statement to more clearly explain how each of the included risks applies to the Company.

9. PLEASE MOVE THE RISK FACTORS REGARDING KINERGY, PEI AND PBI'S BUSINESS RISKS TO PRECEDE THE RISKS RELATED TO YOUR COMMON STOCK.

         The Company has revised its disclosure in the Risk Factors section commencing on page 9 of the Registration Statement to move the risk factors regarding the business risks of Kinergy and PEI California to precede the risks related to the Company's common stock.

The Market Price of Ethanol is Volatile.... page 13
---------------------------------------------------

10. PLEASE RECONCILE YOUR FIRST STATEMENT WITH STATEMENTS THROUGHOUT THE PROSPECTUS THAT THE PRICE OF GASOLINE HAS THE LARGEST INFLUENCE ON THE PRICE OF ETHANOL. PLEASE DISCUSS HOW RECENT EVENTS, INCLUDING THE LARGE INCREASE IN THE PRICE OF GASOLINE MAY IMPACT YOUR BUSINESS, INCLUDING DEMAND FOR ETHANOL.

Jennifer Hardly, Esq.
October 31, 2005
Page 7


         The Company has revised its disclosure in the Risk Factors section on page 17 of the Registration Statement to clarify that the price of gasoline is one of many factors that affect the price of ethanol and to discuss how a decrease in the price of gasoline may adversely impact the Company's business, including the demand for ethanol. The Company does not discuss the effects of an increase in the price of gasoline because the Company believes that those effects would be entirely or largely positive for the Company and therefore would constitute mitigation language, the inclusion of which is inappropriate in the Risk Factors section.

         Please note that the Company has, in the Risk Factor entitled "Governmental regulations or the repeal or modification of various tax incentives favoring the use of ethanol. . ." on page 11 of the Registration Statement, more specifically in the context of governmental regulations and tax incentives, disclosed how certain other factors and recent events, such as the passage of a national energy bill signed into law by President Bush, may adversely impact the Company's business, including the demand for ethanol.

         In addition, the Company has revised its disclosure throughout the Registration Statement to clarify that the price of gasoline is one of many factors that affect the price of ethanol and has excluded the conclusion that the price of gasoline has the largest influence on the price of ethanol.

MD&A Overview, page 23
----------------------

11. REGARDING THE OCTOBER 2005 PBI ACQUISITION, PLEASE DISCLOSE THE TIME FRAME IN WHICH YOU EXPECT THE ETHANOL PRODUCTION FACILITY TO START GENERATING REVENUE. DISCLOSE ALSO YOUR CURRENT ESTIMATE OF THE CASH REQUIRED TO SATISFY THE FIRST YEAR'S EXPECTED DEBT SERVICE REQUIREMENTS ON THE RELATED DEBT FINANCING. SEE ITEM 3030)(1) OF REGULATION S-K.

         Please be advised that, on October 15, 2005, the Membership Interest Purchase Agreement dated as of August 1, 2005 between the Company and the holders of the Membership Interests of Phoenix Bio-Industries, LLC terminated automatically in accordance with its terms. In connection with the termination of this Agreement, the Company filed a Current Report on Form 8-K on October 20, 2005 reporting such termination under Item 1.02 - Termination of a Material Definitive Agreement. Accordingly, the Company has removed from the Registration Statement its disclosure regarding the potential acquisition of Phoenix Bio-Industries, LLC.

12. WE NOTE THE SUBSTANTIAL DECLINE IN KINERGY'S GROSS MARGIN - FROM 3.9% IN 2004, TO 1.7% IN THE FIRST QUARTER OF 2005, AND TO .7% IN THE QUARTER ENDED 6/30/05. ON PAGES 24, 28, AND 38, THIS DECLINE IS ATTRIBUTED TO (1) INVENTORY GAINS IN PRIOR PERIODS AND (2) HISTORICAL INCREASES IN ETHANOL PRICES. HOWEVER, GIVEN THAT THE 6/30/05 INVENTORY BALANCE IS SUBSTANTIALLY HIGHER THAN IN PRIOR PERIODS, AND GIVEN THE SIGNIFICANT INCREASE IN ETHANOL PRICES DURING THE QUARTER ENDED 6/30/05, THERE IS A CONCERN THAT READERS MAY NOT FULLY UNDERSTAND WHY THE 6/30/05 GROSS MARGIN IS 59% LOWER THAN THE FIRST QUARTER AND 82%

Jennifer Hardly, Esq.
October 31, 2005
Page 8


         LOWER THAN 2004. PLEASE PROVIDE A DETAILED DISCLOSURE TO CLARIFY THIS ISSUE. DISCLOSE THE EXTENT TO WHICH MARGINS HAVE BEEN IMPACTED BY CHANGES IN ETHANOL PRICES AND BY GAINS/LOSSES RESULTING FROM THE UNMATCHED PURCHASE/SALE COMMITMENTS REFERENCED ON PAGE 10.

         The Company has revised its disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations section on pages 35 and 41-42 of the Registration Statement to provide detailed disclosure to clarify the reasons for the various changes in gross margins during the periods presented.

         The Company believes that, to quantify the extent to which margins have been impacted by changes in ethanol prices or by gains/losses resulting from the unmatched purchase/sale commitments (referred to by the Company as its "inventory sales"), it would have to provide a range of potential margin effects. The Company would be limited to providing a range because, for its inventory sales, its base margins may vary from 1-2% (assuming stability in the price of ethanol). The Company believes that margins above or below this range likely result from fluctuations in the market price of ethanol. However, because the Company's margins are so low, the potential percentage variance in margins is extremely large. For example, if the Company achieved a margin for its inventory sales of 3% in a given period, the effect on the margin of the fluctuations in the price of ethanol could range from 1-2%, meaning that, on a percentage basis, the range of the positive impact on margins would be to increase them by anywhere from 50% to 200% (i.e., an increase to 3% from a base margin of 2% is a 50% increase and an increase to 3% from a base margin of 1% is a 200% increase). Likewise, if the Company achieved a margin for its inventory sales of 2% in a given quarterly period, the effect on the margin of the fluctuations in the price of ethanol could range from 0-1% meaning that, on a percentage basis, the range of the positive impact would be an increase in margins by anywhere from 0% to 100%. Because these ranges and the corresponding percentage changes vary so widely, the Company believes that such disclosure would be of limited use and may be misleading. Accordingly, the Company believes it is most prudent to limit its disclosure to the matters set forth in its substantially revised Management's Discussion and Analysis of Financial Condition and Results of Operations section.

Jennifer Hardly, Esq.
October 31, 2005
Page 9


13. PLEASE TELL US SUPPLEMENTALLY OF THE SOURCE OR BASIS FOR YOUR STATEMENTS IN THE FOURTH FULL PARAGRAPH ON PAGE 24. PLEASE ALSO TELL US THE SOURCE OR BASIS FOR YOUR STATEMENT ON PAGE 36 THAT "WE BELIEVE THAT APPROXIMATELY 4.0 MILLION TONS..." AND FOR YOUR STATEMENTS ON PAGE 39 REGARDING THE DEMOGRAPHICS OF CERTAIN AREAS IN CALIFORNIA.

         FOURTH FULL PARAGRAPH, PAGE 24

         "ETHANOL REPRESENTS ONLY UP TO 3% OF THE TOTAL ANNUAL GASOLINE SUPPLY IN THE UNITED STATES..."

         This statement is based upon data published by the United States Department of Energy. Attached hereto as EXHIBIT A are calculations based upon and references to the relevant publications of the United States Department of Energy.

         "...WE BELIEVE THAT THE ETHANOL INDUSTRY HAS SUBSTANTIAL ROOM TO GROW TO REACH WHAT WE BELIEVE IS AN ACHIEVABLE LEVEL OF 10% OF THE ANNUAL GASOLINE SUPPLY IN THE UNITED STATES."

         This statement is based upon the blending limits of ethanol of 10% of gasoline generally accepted in the ethanol industry for environmental reasons and gasoline oxygenate requirements. In addition, warranty coverage by automobile manufacturers limits the use of ethanol at 10% of gasoline. There are over 20 states currently blending ethanol with gasoline, many of which blend at the full 10% rate. Accordingly, we believe that a 10% blending rate is achievable throughout the United States.

         "IN CALIFORNIA ALONE, AN INCREASE IN THE DEMAND FOR ETHANOL TO 10% OF THE TOTAL ANNUAL GASOLINE SUPPLY WOULD RESULT IN DEMAND FOR APPROXIMATELY 650 MILLION ADDITIONAL GALLONS OF ETHANOL, WHICH AMOUNT REPRESENTS AN INCREASE IN DEMAND OF APPROXIMATELY 16%."

         Annual demand for gasoline in California is approximately 15,900 million gallons according to the California State Board of Equalization, Fuel Taxes Division. This information can be located on the Internet at the following URL address: HTTP://WWW.BOE.CA.GOV/SPTAXPROG/SPFTRPTS04.HTM [active as of October 31, 2005]. At a 5.7% blend rate, the total annual demand for ethanol in California would be at least 900 million gallons. At a 10% blend rate, the total annual demand for ethanol in California would be at least 1,590 million gallons. The difference in annual demand for ethanol between these two blend rates is approximately 700 million gallons. In addition, a 10% blend rate is 75% higher than a 5.7% blend rate. An additional 700 million gallons of ethanol represents a 17.5% increase in the annual national demand for ethanol of 3,400 million gallons, as set forth in Exhibit A attached hereto.

Jennifer Hardly, Esq.
October 31, 2005
Page 10


         The Company has revised its disclosure in its Management's Discussion and Analysis of Financial Condition and Results of Operation section on page 33-34 of the Registration Statement to more accurately include the figures set forth in the above analysis.

         STATEMENT ON PAGE 36

         "WE BELIEVE THAT APPROXIMATELY 4.0 MILLION TONS OF DRIED DISTILLERS GRAINS ARE PRODUCED AND SOLD EVERY YEAR IN NORTH AMERICA."

         We believe that this statement is based upon historical estimates for the year 2002 that were not updated. The Company has included revised disclosure in the Business Section on page 51 of the Registration Statement to more accurately reflect the current estimated range of between approximately 5.8 and
6.8 million tons of dried distillers grains produced and sold annually.

         The current estimated range of between 5.8 and 6.8 million tons is based upon estimates published in Ethanol Producer Magazine: Bryan, Tom, November 2004, DDGS: Keep It Coming, Ethanol Producer Magazine, page 25. A copy of this magazine is also available on the Internet at the following URL address:
HTTP://WWW.ETHANOLPRODUCER-ONLINE.COM/EPM/200411/ [active as of October 31,
2005].

         STATEMENTS ON PAGE 39

         "THE GREATER FRESNO AREA IS EXPERIENCING RAPID POPULATION GROWTH."

         The Company believes that the greater Fresno area is experiencing population growth at least twice the national average. The Company believes that the national average population growth is approximately 1% based on various published figures it has reviewed in the past. The Company's source for population growth in the Fresno area is US Census Bureau, JULY 1, 2003 POPULATION ESTIMATES FOR METROPOLITAN, MICROPOLITAN, AND COMBINED STATISTICAL AREAS, US Census Bureau, ONLINE, July 9, 2004, Available:
HTTP://WWW.CENSUS.GOV/POPULATION/WWW/ESTIMATES/METROPOP/POPTABLE01.XLS (see CBSA
Code 23420 in table) [active as of October 31, 2005].

         The Company cannot, however, locate its source for the national average population growth and has instead decided to delete the statement that "[t]he greater Fresno area is experiencing rapid population growth." Accordingly, the Company has deleted this statement from the Business Section on page 56 of the Registration Statement.

Jennifer Hardly, Esq.
October 31, 2005
Page 11


         "THE FRESNO/CLOVIS METRO AREA POPULATION IS NEARLY 700,000."

         The Company's source for this information is: US Census Bureau, JULY 1, 2003 POPULATION ESTIMATES FOR METROPOLITAN, MICROPOLITAN, AND COMBINED STATISTICAL AREAS, US Census Bureau, ONLINE, July 9, 2004, Available: http://www.census.gov/population/www/estimates/metropop/PopTable01.xls (see CBSA
Code 23420 in table) [active as of October 31, 2005].

         The Company has included revised disclosure in the Business Section on page 56 of the Registration Statement to more accurately reflect the current population of 850,000 in the greater Fresno area according to recent census data.

Results of Operations, page 27
------------------------------

14. PLEASE QUANTIFY EACH COMPONENT THAT ATTRIBUTED TO CHANGES IN RESULTS OF OPERATIONS. FOR EXAMPLE, ON PAGE 28, QUANTIFY THE ADDITIONAL HEADCOUNT AND EACH COMPONENT OF EXPENSES AND ON PAGE 29, QUANTIFY THE DECREASE IN SALES OF GRAIN INVENTORY. IF MATERIAL, PLEASE DISCLOSE AND QUANTIFY THE OTHER COMPONENTS OF CHANGES IN RESULTS OF OPERATIONS. FOR EXAMPLE DISCLOSE AND QUANTIFY THE OTHER COMPONENTS OF THE INCREASE IN SG&A ON PAGE 28 AND THE DECREASE IN NET SALES ON PAGE 29.

         The Company has revised its disclosure in the Results of Operations section commencing on page 41 of the Registration Statement to quantify each material component that attributed to changes in results of operations.

Liquidity and Capital Resources, page 30
----------------------------------------

15. ON PAGE 31, PLEASE QUANTIFY HOW MUCH IT WILL COST TO COMPLETE THE SITE PREPARATION, ACQUISITION OF EQUIPMENT AND ENGINEERING SERVICES AT THE MADERA COUNTY FACILITY. PLEASE DISCLOSE THE ESTIMATED TOTAL COST TO COMPLETE THIS PRODUCTION FACILITY.

         The Company has revised its disclosure in the Liquidity and Capital Resources section on page 45 of the Registration Statement to quantify the estimated total cost of completion of its proposed Madera County facility as well as the components of the total cost of completion. In addition, please note that the Company has moved this disclosure up toward the beginning of the Liquidity and Capital Resources section of the Registration Statement.

16. PLEASE IDENTIFY YOUR "CURRENT AND FUTURE AVAILABLE CAPITAL RESOURCES."

         The Company has revised its disclosure in the Liquidity and Capital Resources section on page 44 of the Registration Statement to identify its current and future available capital resources.

Jennifer Hardly, Esq.
October 31, 2005
Page 12

Business, page 33
-----------------

Overview of Ethanol Market, page 34
-----------------------------------

17. WE NOTE YOUR CITATION OF THE "RENEWABLE FUELS ASSOCIATION," "BBI INTERNATIONAL" AND "RINKER & BERGER." PLEASE TELL US WHAT MATERIALS OR DOCUMENTS FROM THESE ENTITIES ASSOCIATION YOU HAVE RELIED UPON AND WHETHER THEY ARE THE MOST RECENT MATERIALS ON THE SUBJECT BY THE AUTHORS. WITH RESPECT TO THESE MATERIALS, PLEASE TELL US WHETHER THEY HAVE BEEN MADE AVAILABLE TO THE PUBLIC, WITHOUT PAYMENT OF SUBSCRIPTION OR SIMILAR FEES. HAVE ANY OF THESE MATERIALS BEEN PUBLISHED IN WIDELY CIRCULATED MEDIA OF GENERAL INTEREST OR AMONG INDUSTRY PARTICIPANTS? IF SO, PLEASE TELL US WHEN AND WHERE. UNLESS THESE MATERIALS HAVE BEEN USED IN WIDELY CIRCULATED MEDIA OF GENERAL INTEREST OR AMONG INDUSTRY PARTICIPANTS, YOU MUST EITHER ADOPT THE STATEMENTS YOU ATTRIBUTE TO THEM AS YOUR OWN OR FILE SIGNED CONSENTS FOR THEIR USE. WE NOTE THAT THE BBI INTERNATIONAL STUDY WAS PREPARED FOR REENERGY. TELL US WHETHER OR NOT THIS STUDY WAS PREPARED FOR A FEE. IF SO, PLEASE FILE A CONSENT BY BBI INTERNATIONAL FOR THE USE OF ITS STATEMENTS AND FINDINGS IN THE PROSPECTUS.

         The Company has relied upon the following materials or documents from the following entities:

         o        Renewable Fuels Association:

                  o ETHANOL INDUSTRY OUTLOOK 2004. This document was previously available to the public without charge on the Internet at HTTP://WWW.ETHANOLRFA.ORG. The Company does not believe that this document was published in widely circulated media of general interest; however, the Company does believe that it was widely circulated among industry participants at various conferences. The Company also believes that the Renewable Fuels Association is recognized by industry participants as a leading source of information regarding the ethanol industry. The authors have published a more recent document on the subject matter, entitled ETHANOL INDUSTRY OUTLOOK 2005, that is available to the public without charge on the Internet at
                           HTTP://WWW.ETHANOLRFA.ORG/OBJECTS/PDF/OUTLOOK2005.PDF
                           [active as of October 31, 2005]; however, none of the information relied upon by the Company in the ETHANOL INDUSTRY OUTLOOK 2004 has been contradicted or superceded by the ETHANOL INDUSTRY OUTLOOK 2005.

                  o U.S. FUEL ETHANOL INDUSTRY PLANTS AND PRODUCTION CAPACITY. This document is available to the public without charge on the Internet at HTTP://WWW.ETHANOLRFA.ORG/INDUSTRY/LOCATIONS/ [active

Jennifer Hardly, Esq.
October 31, 2005
Page 13

                           as of October 31, 2005]. The Company does not believe that this document was published in widely circulated media of general interest. The Company believes that this list is recognized by industry participants as the most comprehensive and current list of plant locations and capacity. The Company is not aware of a more recent document on the subject matter published by the authors.

                  o BBI International: ETHANOL FEASIBILITY STUDY PREPARED FOR REENERGY. This document was not published in widely circulated media of general interest. This document is not available to the public. This document was prepared for a fee paid for by the Company. The authors have not published a more recent document on the subject matter.

                  o Rinker & Berger: OPTIMIZING THE USE OF DISTILLER GRAIN FOR DAIRY-BEEF PRODUCTION. This document was not published in widely circulated media of general interest. This document is available to the public without charge on the Internet at HTTP://WWW.DDGS.UMN.EDU/ARTICLES-BEEF/FINAL-UIL12-03.
                           PDF [active as of October 31, 2005]. The Company does not believe that the authors have published a more recent document on the subject matter.

         The Company has revised its disclosure in the Business section commencing on page 50 of the Registration Statement to adopt as its own the statements previously attributed to the foregoing entities. Please be advised that the Company has deleted the statements attributable to BBI International.

Kinergy Customers, page 37
--------------------------

18. PLEASE IDENTIFY ANY CUSTOMERS WHO ACCOUNTED FOR 10% OR MORE OF YOUR SALES PURSUANT TO ITEM 101(c)(vii) OF REGULATION S-K.

         The Company has included additional disclosure under the Kinergy Customers subsection of the Business section commencing on page 53 of the Registration Statement to identify its customers who accounted for 10% or more of the Company's sales pursuant to Item 101(c)(vii) of Regulation S-K.

Competition, page 41
--------------------

19. PLEASE DISCLOSE THE PRINCIPAL METHODS OF COMPETITION AND DISCUSS THE NEGATIVE FACTORS PERTAINING TO YOUR COMPETITIVE POSITION PURSUANT TO
         ITEM 1.01(c)(x) OF REGULATION S-K.

Jennifer Hardly, Esq.
October 31, 2005
Page 14

         The Company has included additional disclosure under the Competition subsection of the Business section commencing on page 58 of the Registration Statement to clarify the Company's principal methods of competition and to discuss the negative factors pertaining to the Company's competitive position pursuant to Item 1.01(c)(x) of Regulation S-K.

Certain Relationships and Related Transactions, page 57
-------------------------------------------------------

20. PLEASE SEPARATE THE TRANSACTIONS BETWEEN RELATED PARTIES OF ACCESSITY AND THE CURRENT SUBSIDIARIES PRIOR TO THE SHARE EXCHANGE FROM THE RELATED TRANSACTIONS AMONG RELATED PARTIES OF THE SUBSIDIARIES SO THAT INVESTORS ARE CLEAR AS TO WHAT THE RELATIONSHIP BETWEEN ACCESSITY AND THE CURRENT SUBSIDIARIES WAS PRIOR TO THE SHARE EXCHANGE AGREEMENT.

         The Company has revised its disclosure in the Certain Relationships and Related Transactions section commencing on page 76 of the Registration Statement to clarify the categories of the related party transactions specified therein. Please be advised that, prior to the share exchange transaction, and except for the share exchange transaction, there were no relationships between Accessity and the subsidiaries of the Company (i.e., PEI California, Kinergy and ReEnergy) and such parties were not affiliated with one another. As noted above, the Company has revised its disclosure in the Certain Relationships and Related Transactions section to clarify the following categories of related transactions:

         o TRANSACTIONS BETWEEN ACCESSITY AND ITS RELATED PARTIES PRIOR TO THE SHARE EXCHANGE TRANSACTION--As described, this section sets forth historical transactions of Accessity, the Company's predecessor corporation, and its related parties that occurred prior to the share exchange transaction.

         o TRANSACTIONS BETWEEN OUR NOW-WHOLLY-OWNED SUBSIDIARIES AND THEIR RELATED PARTIES PRIOR TO THE SHARE EXCHANGE TRANSACTION--As described, this section sets forth historical transactions of the Company's now-wholly-owned subsidiaries (which subsidiaries were acquired in connection with the share exchange transaction) and those subsidiaries' related parties that occurred prior to the share exchange transaction. These transactions fall under one of the three following categories, each of which are included in the Certain Relationships and Related Transactions section of the Registration Statement:

                  o        TRANSACTIONS BETWEEN PEI CALIFORNIA AND ITS RELATED
                           PARTIES

                  o        TRANSACTIONS BETWEEN KINERGY AND ITS RELATED PARTIES

                  o        TRANSACTIONS BETWEEN REENERGY AND ITS RELATED PARTIES

Jennifer Hardly, Esq.
October 31, 2005
Page 15

                  o TRANSACTIONS BETWEEN US AND OUR RELATED PARTIES AT THE TIME OF OR AFTER THE SHARE EXCHANGE TRANSACTION--As described, this section sets forth transactions of the registrant and its related parties that occurred at the time of or after the share exchange transaction.

Selling Security Holders, page 66
---------------------------------

21. PLEASE DISCLOSE HOW EACH SELLER ACQUIRED THE SECURITIES. FOR EXAMPLE, DISCLOSE WHETHER SELLERS ACQUIRED THEIR SHARES IN CONNECTION WITH THE $21 MILLION PRIVATE PLACEMENT, THE SHARE EXCHANGE TRANSACTION, WARRANTS, COMPENSATION OR OTHER TRANSACTIONS.

         The Company has added footnotes to the Selling Security Holder table commencing on page 90 of the Registration Statement to disclose how each seller initially acquired the securities offered for resale under the Registration Statement, including securities acquired from entities that were constituents of the share exchange transaction.

22. PLEASE IDENTIFY THE NUMBER OF SHARES BEING OFFERED PURSUANT TO THE DIFFERENT TRANSACTIONS.

         The Company has revised its disclosure both in the footnotes to the Selling Security Holder section commencing on page 90 and in the section immediately following the Selling Security Holder table commencing on page 96 of the Registration Statement to identify the number of shares being offered pursuant to the different transactions.

23. PLEASE NAME ALL NATURAL PERSONS WHO SHARE BENEFICIAL OWNERSHIP WITH NEUBERGER BERMAN, CHADBOURN SECURITIES, FAIRMONT ANALYTICS, BLAIR CAPITAL, AND SYCAMORE CAPITAL PARTNERS.

         The Company has revised its disclosure in footnotes to the Selling Security Holder table commencing on page 90 of the Registration Statement to name all natural persons who share beneficial ownership with Neuberger Berman, Chadbourn Securities, Fairmont Analytics, Blair Capital and Sycamore Capital Partners.
24. PLEASE DISCLOSE ANY AFFILIATION BETWEEN THE SELLERS AND OFFICERS AND DIRECTORS OF THE COMPANY. WE NOTE, FOR EXAMPLE, THAT PAUL KOEHLER, THE TURNER AND ILLIQUID ASSETS TRUSTS ARE SELLERS. ALSO DISCLOSE IF THERE ARE ANY MATERIAL RELATIONSHIPS BETWEEN YOU OR YOUR AFFILIATES AND ANY OF THE PLACEMENT AGENTS. IF ANY OF YOUR OFFICERS OR DIRECTORS WILL RECEIVE OR SHARE IN PROCEEDS FROM THE OFFERING, PLEASE PROVIDE APPROPRIATE COVER PAGE DISCLOSURE.

Jennifer Hardly, Esq.
October 31, 2005
Page 16

         Please be advised that Paul Koehler is the brother of Neil Koehler, who is a director and the President and CEO of the Company; however, the Company believes that Paul Koehler is not an affiliate of either Neil Koehler or the Company. In addition, Peter Koehler is the brother of Neil Koehler; however, the Company believes that Peter Koehler is not an affiliate of either Neil Koehler or the Company. Also, the trustees of the Turner Family Trust are the parents of Ryan Turner, who is co-beneficiary of the trust, and Rogene Scott Turner is the grandmother of Ryan Turner; however, none of the foregoing are affiliates of one another. The Company has revised its disclosure in the footnotes to the Selling Security Holders table commencing on page 90 of the Registration Statement to disclose the foregoing relationships. The Company believes that no affiliations exist between the selling security holders and the officers and directors of the Company. In addition, the Company does not believe that there are any undisclosed material relationships between the Company or its affiliates and any of the selling security holders.

         Please be advised that the Company believes that none of its officers or directors will receive or share in proceeds from the offering, except that Ryan Turner is a named co-beneficiary of the Turner Trust; accordingly, appropriate disclosure in this regard has been included in the cover page to the Prospectus.

25. WE NOTE YOUR DISCLOSURE THAT SOME OF THE SELLERS ARE TRANSFEREES OF PLACEMENT AGENTS IN CERTAIN PRIVATE PLACEMENT TRANSACTIONS OF PEI CALIFORNIA THAT OCCURRED PRIOR TO THE CONSUMMATION OF THE SHARE EXCHANGE TRANSACTION. PLEASE IDENTIFY THESE SELLERS AND TELL US WHAT EXEMPTION FROM REGISTRATION WAS RELIED ON.

         In response to Comment No. 21 above, the Company has revised its disclosure in the footnotes to the Selling Security Holders table commencing on page 90 of the Registration Statement to disclose how each seller, including the sellers who are transferees of placement agents, acquired the securities offered for resale under the Registration Statement. In addition, please be advised that the following persons (included at the end of the Selling Security Holders table) are transferees of placement agents:

         Laird Q. Cagan
         Fairmont Analytics, Inc.
         Demetri Argyropoulos
         Kathleen Cole
         Patricia Prass
         Barbara Hall
         Robert A. Bonelli
         Stephen J. Perrone
         William P. Behrens
         Danny Nicholas
         David T. R. Tsiang

Jennifer Hardly, Esq.
October 31, 2005
Page 17

         Yaudoon Chiang
         William T. Behrens
         Orrie L. Tawes, III
         Stephan H. Kim
         James E. McMahan
         Ramin Azar
         Blair Capital, Inc.
         Sycamore Capital Partners, Inc.

         The placement agent transferors relied upon the customary Section 4(1-1/2) exemption for private transfers of securities. The securities were transferred to persons or entities who were "accredited investors" as defined in Rule 501(a) of Regulation D of the Act. In connection with these transfers, the Company received written certifications from each of the transferees containing customary representations and warranties that, among other things, each seller was an "accredited investor" and was acquiring the securities for their own account and not with a view to the resale or distribution thereof. The Company also received written certifications from each placement agent transferor containing representations and warranties that, among other things, each transferor did not offer or sell the securities in any form of general solicitation or general advertising; and that each placement agent transferor
(i) acquired the securities in a private transaction for its own account for investment, and not with a view to, or for sale in connection with, any distribution, resale or public offering of such securities or any part thereof in violation of the Act, (ii) is not directly or indirectly participating in or underwriting a distribution of the securities, and (iii) did not purchase or acquire the securities from the Company or from any person directly or indirectly controlling, controlled by or under common control with the Company with a view to distribution of the securities.

26. PLEASE CONFIRM THAT NONE OF THE SELLERS CURRENTLY HAVE OPEN POSITIONS IN THE COMMON STOCK. IF ANY OF THE SELLERS DO HAVE SHORT POSITIONS, PLEASE INDICATE THE SIZE OF THE SHORT POSITION. SUPPLEMENTALLY CONFIRM THAT YOU ARE AWARE OF TELEPHONE LNTERP. A.65 (JULY L997) ON THIS MATTER, WHICH IS PUBLICLY AVAILABLE ON OUR WEBSITE.

         The Company circulated selling security holder questionnaires to each of the selling security holders. The questionnaires contained the Plan of Distribution section of the Registration Statement and the following acknowledgements and covenants:

                  With regard to the attached plan of distribution, I acknowledge that I am aware of the Commission's Staff's position that any short sales "against the box" prior to the effective date of the Registration Statement may not be covered with shares registered under the Registration Statement, and that I will comply with that prohibition. I also acknowledge that I will comply with all selling restrictions contained in any Registration Rights Agreement or other agreement to which I am a party.

         The Company has received signed questionnaires from each of the selling security holders. The questionnaires further provide the following acknowledgements and covenants immediately preceding the signature block:

                  The answers I have supplied to the questions in this Questionnaire are true, complete, and correct to the best of my knowledge after reasonable inquiry. I will promptly notify counsel to the Company in writing if any event occurs between now and the termination of the distribution of securities pursuant to the Registration Statement that causes the answer to any question to change.

                  I acknowledge that this obligation includes the obligation to promptly notify counsel to the Company if any event causes a change in my beneficial ownership of the Company's securities. I will specifically reference this Questionnaire when providing updated information to the Company's counsel.

         As of the date of this letter, neither the Company nor its counsel has received any updated information from any selling security holder with respect to short sales of the Company's common stock that would qualify or alter the acknowledgements and covenants above.

         Please be advised that the Company is aware of the matters set forth in Telephone Interpretations Manual A.65 (July 1997).

PRIVATE PLACEMENTS TRANSACTIONS THROUGH WHICH THE SELLING SECURITY HOLDERS OBTAINED BENEFICIAL OWNERSHIP OF THE OFFERED SHARES, PAGE 74

27. IT APPEARS THAT NOT ALL THE PRIVATE PLACEMENT TRANSACTIONS ARE DESCRIBED. PLEASE DESCRIBE THESE TRANSACTIONS AND THE REPLACEMENT WARRANTS. ALSO DESCRIBE IN GREATER DETAIL THE TERMS OF THE WARRANTS.

         The Company has revised its disclosure in the section immediately following the Selling Security Holder table commencing on page 96 of the Registration Statement to describe each of the transactions in which each seller initially acquired the securities offered for resale under the Registration Statement, including securities acquired from entities that were constituents of the share exchange transaction. In addition, the Company has revised its disclosure in the section immediately following the Selling Security Holder table commencing on page 96 of the Registration Statement to describe in greater detail the terms of the warrants.

Jennifer Hardly, Esq.
October 31, 2005
Page 19


Plan of Distribution, page 75
-----------------------------

28. PLEASE IDENTIFY THE SELLERS WHO ARE BROKER-DEALERS AS UNDERWRITERS AND IDENTIFY THESE SELLERS. BROKER DEALERS AND THEIR AFFILIATES WHO RECEIVED THE SECURITIES AS COMPENSATION FOR UNDERWRITING ACTIVITIES NEED NOT BE IDENTIFIED AS UNDERWRITERS. ACCORDINGLY, PLEASE REVISE THE STATEMENT THAT "EACH OF THE SELLING SECURITY HOLDERS HAS REPRESENTED TO
         US THAT IT IS NOT ACTING AS AN UNDERWRITER... ."

         The Company has revised its disclosure in the Selling Security Holder section commencing on page 84 of the Registration Statement to identify the selling security holders who fall within the following two categories: (i) broker-dealers and their affiliates (including transferees thereof) who received shares of common stock offered for resale, or warrants whose underlying shares of common stock are offered for resale, as compensation for transaction-based investment banking services relating to one or more private placement transactions of PEI California, and (ii) affiliates of broker-dealers who received shares of common stock offered for resale, or warrants whose underlying shares of common stock are offered for resale, in certain private placement transactions of PEI California. The selling security holders falling within category (i) have been identified but have not been named as underwriters in the registration statement. The selling security holders falling within category
(ii) have been identified as persons or entities who may be deemed underwriters with respect to their respective shares of common stock offered for resale. The only broker-dealers who are selling security holders are those who received their securities as compensation for transaction-based investment banking services and accordingly, the Company has not identified any broker-dealer as an underwriter.

Financial Statements
--------------------

Note 2, page F-7
----------------

29. PLEASE DISCLOSE HOW PEI ACCOUNTED FOR ITS ACQUISITION OF ACCESSITY. PLEASE QUANTIFY THE ASSETS AND LIABILITIES ACQUIRED AND DISCLOSE WHETHER ACCESSITY HAD ANY BUSINESS OPERATIONS ON 3/23/05. DISCLOSE WHETHER THE TRANSACTION WAS ACCOUNTED FOR AS A RECAPITALIZATION AND WHETHER ANY FAIR VALUE PURCHASE ACCOUNTING ADJUSTMENTS WERE RECORDED.

         The Company has provided additional disclosure in Note 3 of the financial statements on page F-9 to describe how PEI California accounted for the acquisition of Accessity, including disclosure indicating that the share exchange transaction was treated as a capital transaction, whereby PEI California acquired the net monetary assets of Accessity, accompanied by a recapitalization of PEI California.

Jennifer Hardly, Esq.
October 31, 2005
Page 20


30. REENERGY'S HISTORICAL FINANCIAL STATEMENTS REFLECT NO MATERIAL ASSETS OR OPERATING ACTIVITIES. SIMILARLY, ACCORDING TO PAGE 2, REENERGY HAS NO CURRENT "SIGNIFICANT BUSINESS OPERATIONS OR PLANS." FURTHER, THE TRANSACTION DOES NOT APPEAR TO CONSTITUTE A BUSINESS COMBINATION AS OUTLINED IN PARAGRAPH 9 OF SFAS 141. THEREFORE, IT DOES NOT APPEAR APPROPRIATE TO RECORD GOODWILL IN THE REENERGY ACQUISITION. IF THE PRIMARY BUSINESS PURPOSE OF THE REENERGY TRANSACTION WAS TO COMPENSATE REENERGY'S MEMBERS FOR A FEASIBILITY STUDY ON THE VISALIA PROJECT, THEN PRESUMABLY THE $972,250 PURCHASE PRICE SHOULD BE ACCOUNTED FOR AS A RESEARCH AND DEVELOPMENT EXPENSE IN PEI'S 6/30/05 STATEMENT OF OPERATIONS. PLEASE REVISE THE FINANCIAL STATEMENTS PURSUANT TO SFAS 2.

         Upon review of the purchase accounting methodology relating to the ReEnergy acquisition, management of the Company concluded that its selection of assumptions and factors affecting its purchase accounting methodology for the acquisition of ReEnergy were not in accordance with generally accepted accounting principles. As a result, the Company determined that of the $972,250 purchase price for ReEnergy, all of which was previously recorded as goodwill and was being capitalized, $852,250 should have been recorded as an expense for services rendered in connection with a feasibility study that was conducted with respect to real property that was subject to a purchase option held by ReEnergy and $120,000 should have been recorded as an intangible asset for the fair value of a favorable option. Based upon this conclusion, the Company has restated its financial statements as of and for the six months ended June 30, 2005 commencing on page F-2 to reflect the correction in its purchase accounting methodology.

         In addition, on October 20, 2005, the Company filed a Current Report on Form 8-K under Item 4.02 - Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review to disclose the foregoing matters and, on October 25, 2005, filed amended Forms 10-QSB for the quarterly periods ended March 31, 2005 and June 30, 2005 to restate its financial statements for those periods.

Purchase Agreement, page F-14
-----------------------------

31. WE NOTE THE $48 MILLION PBI ACQUISITION THAT IS EXPECTED TO CLOSE OCTOBER 2005. IT APPEARS THAT PBI HISTORICAL FINANCIAL STATEMENTS, AND PRO FORMA DATA, ARE REQUIRED PURSUANT TO ARTICLE 3-05 OF REGULATION S-X. SEE ALSO ITEM 11(E) OF THE FORM INSTRUCTIONS.

         As note above, be advised that, on October 15, 2005, the Membership Interest Purchase Agreement dated as of August 1, 2005 between the Company and the holders of the Membership Interests of Phoenix Bio-Industries, LLC terminated automatically in accordance with its terms. In connection with the termination of this Agreement, the Company filed a Current Report on Form 8-K on

Jennifer Hardly, Esq.
October 31, 2005
Page 21


October 20, 2005 reporting such termination under Item 1.02 - Termination of a Material Definitive Agreement. Accordingly, the Company has removed from the Registration Statement its disclosure regarding the potential acquisition of Phoenix Bio-Industries, LLC.

Kinergy Statements of Income, page F-40
---------------------------------------

32. PLEASE DISCLOSE RELATED PARTY TRANSACTIONS ON THE FACE OF THE FINANCIAL STATEMENTS. SEE THE GUIDANCE IN ARTICLE 4-08(K) OF REGULATION S-X.

         The Company has revised its disclosure in the face of the financial statements on pages F-2 and F-42-43 of the Registration Statement to disclose related party transactions in accordance with Article 4-08(k) of Regulation S-X.

Revenue Recognition, page F-42
------------------------------

33. IT IS NOT CLEAR WHETHER KINERGY'S REVENUE RECOGNITION PRACTICES COMPLY WITH EITF 99-19. IN THIS REGARD, WE NOTE CERTAIN FEATURES IN ITS ETHANOL MARKETING AGREEMENT (FILED WITH THE 8/31/05 FORM 8-K) THAT MAY BE INDICATIVE OF NET REVENUE REPORTING. ARTICLE 1.1 DEFINES KINERGY'S MARKETING (INCENTIVE) FEE AS A FIXED 1% OF THE TRANSACTION AMOUNT.
         ARTICLE 2.1(C) SUGGESTS THAT THE SUPPLIER, NOT KINERGY, ASSUMES THE CREDIT RISK. ARTICLE 2.1(E)(III) APPEARS TO GIVE THE SUPPLIER AUTHORITY OVER KINERGY'S SELECTION OF CUSTOMERS. ARTICLE 2.1(F) PROHIBITS KINERGY FROM PURCHASING ETHANOL WITHOUT A MATCHING SALES COMMITMENT. ARTICLE 2.3(C) SUGGESTS THAT THE SUPPLIER IS THE PRIMARY OBLIGOR SINCE THEY ARE OBLIGATED TO PROVIDE AN ALTERNATIVE SOURCE OF ETHANOL PRODUCT IN THE EVENT THEY CANNOT PRODUCE THE ETHANOL DUE TO PRODUCTION PROBLEMS. ALSO, WE NOTE THE DISCLOSURE ON P. 39 THAT "IN THE EVENT THAT OUR SUPPLIERS SHIP ETHANOL DIRECTLY TO OUR CUSTOMERS, RISK OF LOSS PASSES DIRECTLY FROM OUR SUPPLIERS TO OUR CUSTOMERS AND WE DO NOT ASSUME ANY RISK OF LOSS." GIVEN THE VARYING FEATURES OF KINERGY'S MARKETING TRANSACTIONS, IT IS NOT CLEAR THAT ALL OF THE TRANSACTIONS SHOULD BE REPORTED AS GROSS REVENUE IN THE HISTORICAL FINANCIAL STATEMENTS. PLEASE PROVIDE US WITH AN ANALYSIS OF THIS ISSUE AS IT APPLIES TO KINERGY'S ANNUAL FINANCIAL STATEMENTS AND THE REGISTRANT'S 6/30/05 FINANCIAL STATEMENTS. ALSO, PLEASE PROVIDE US WITH COPIES OF REPRESENTATIVE SALES CONTRACTS USED IN TRANSACTIONS WITH THE 2 CUSTOMERS REFERENCED ON PAGE 11 AS COMPRISING 29% OF 2005 SALES.

         The Company does not believe that the Ethanol Marketing Agreement filed as an exhibit to its Current Report on Form 8-K for August 31, 2005 is representative of Kinergy's historical sales contracts. In addition, the Company has not begun recognizing any revenue under this agreement and therefore has not concluded its analysis of how revenue ought to be recognized for sales under this agreement. Once the Company begins performing ethanol marketing services under this agreement, it will review and analyze the relevant accounting principles to determine whether it should recognize revenue on a gross or net basis.

Jennifer Hardly, Esq.
October 31, 2005
Page 22


         Please find enclosed as Exhibit B copies of representative sales contracts used in transactions with the two customers referenced on page 15 as comprising 29% of 2005 sales. The Company believes that these contracts are representative of Kinergy's historical direct sales contracts. The Company's analysis of EITF 99-19 in the context of its historical direct sales contracts follows:

         EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" sets forth the following indicators of reporting revenues gross:

         INDICATOR 1 - If the company is responsible for fulfillment of the product or services ordered or purchased by the customer, this fact is a strong indicator that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the company.

         INDICATOR 2 - General inventory risk exists if a company takes title to a product before that product is ordered by a customer and is a strong indicator that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the company.

         INDICATOR 3 - If the company is able to establish the exchange price with the customer for the product or service that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

         INDICATOR 4 - If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

         INDICATOR 5 - If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the products or services ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

         INDICATOR 6 - If the company must determine the nature, type, characteristics, or specifications of the products or services ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Jennifer Hardly, Esq.
October 31, 2005
Page 23


         INDICATOR 7 - Physical loss inventory risk exists if title to the product is transferred to the company at the shipping point and is transferred from the company to the customer upon delivery. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that the company should record revenue gross based on the amount billed to the customer.

         INDICATOR 8 - If a company assumes credit risk for the amount billed to the customer, that fact may provide weak evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if the company is responsible for collecting the sales price from the customer but must pay the amount owed to the supplier after the supplier performs, regardless of whether the sales price is fully collected.

         EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" sets forth the following indicators of reporting revenues net:

         INDICATOR 1 - If the supplier is responsible for fulfillment that fact may indicate that the company does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained.

         INDICATOR 2 - If the company earns a fixed dollar amount per customer transaction regardless of the amount billed to the customer, or a stated percentage of the amount billed to the customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.

         INDICTOR 3 - If credit risk exists (the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by the supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained.

         Kinergy, and subsequent to the share exchange transaction that occurred on March 23, 2005, the Company (collectively, hereafter, the "Company"), always took title to the ethanol that was shipped via rail and picked up by the customer at the terminal. However, because of the nature of these direct rail transactions, the Company typically did not have general inventory risk or physical loss of inventory risk. The Company guaranteed that the ethanol it delivered to its customers met certain specifications, and to this extent, the Company determined the nature, type, characteristics, or specifications of the products or services ordered by the customer; however, the Company did not generally change the product, but it would have been required to do so to the extent that the product had non-conforming specifications.

Jennifer Hardly, Esq.
October 31, 2005
Page 24


         The Company did enter into fixed sales agreements with its customers that stated that the customer will purchase and that the Company will supply to the customer certain specified gallons per month for a six-month period at a stated price. In addition, the Company and the customer negotiated the price in their agreements. These agreements indicated that the Company, rather than the supplier, is responsible for fulfillment of the product purchased by the customer, which is a strong indicator for reporting revenues gross. In addition, the contracts support that the Company has the ability to negotiate the price, which would also indicate that revenues should be recorded gross.

         Additionally, the Company was responsible for amounts due to its suppliers whether or not the customer pays. This is further supported by letters of credit that the Company had with two of its vendors that accounted for significant amounts of the Company's purchases in 2002, 2003 and 2004, specifically, 63% of the Company's purchases for 2002, 71% of the Company's purchases for 2003 and 50% of the Company's purchases for 2004. These facts indicate that the Company, rather than the supplier, assumes credit risk for the amount billed to the customer, which is an indicator for reporting revenues gross.

         The Company used several suppliers for its sales to customers, and the purchases from these suppliers are not always matched to the sale to a customer. Often the ethanol is shipped from the supplier for several customers and is commingled on a rail car. The fact that the Company used several suppliers and can select the supplier that will provide the ethanol ordered by the customer is an indicator for recording revenues gross.

         Based on the above discussion and analysis, the indicators for accounting for the revenues from the sales transactions net are not present through the period ended June 30, 2005. Certain of the indicators for accounting for the revenues gross are present while others are not. Although the Company did not take title and thus did not have general inventory risk or physical loss inventory risk, the Company was responsible for fulfillment of the ethanol purchased by the customer, establishing the sales price, having multiple suppliers and bearing credit risk.

         The presence of the combination of these factors indicates that the Company had the risks and rewards of a principal in the transaction and therefore should record revenue gross for periods ending on or before June 30, 2005.

         The Company believes that for periods ending after June 30, 2005, some of the ethanol distribution contracts entered into by the Company are and will sometimes be the same or very similar to those discussed above and will therefore be of the type that support reporting revenue at gross based on an application of the principles of EITF 99-19. Other contracts will have elements and characteristics similar to the ethanol marketing agreement filed as an exhibit to the Company's Current Report on Form 8-K for August 31, 2005. In the case of each contract under which ethanol is sold and delivered by the Company in periods ending after June 30, 2005, an analysis based on EITF 99-19 will be made and a determination made as to which amounts of ethanol sold and delivered should be recorded as revenue at gross or at net.

Jennifer Hardly, Esq.
October 31, 2005
Page 25


Certain Matters
---------------

         Please be advised that the company has included an additional 275,000 shares in the Registration Statement. Of these shares, 250,000 shares are issued and outstanding and 25,000 shares underlie outstanding warrants to purchase common stock of the Company. Both the issued and outstanding shares and the warrants were outstanding prior to the time of the initial filing of the Registration Statement on August 19, 2005. The Company has included appropriate disclosure in the Registration Statement with respect to these shares and the named selling security holders of these shares. An additional registration fee has been paid in connection with the filing of the Registration Statement to cover the registration of these additional shares.

         Please be advised that we have included our form of legal opinion as
Exhibit 5.1 to the Registration Statement.

         We trust that the foregoing is responsive to your comments in your letter of comments dated September 20, 2005. If you have any questions, please call me at (714) 641-3450 or my associate John T. Bradley, Esq. at (714) 662-4659.

                                Sincerely yours,

                                RUTAN & TUCKER, LLP

                                /s/ LARRY A. CERUTTI

                                Larry A. Cerutti

LAC:jtb
cc:      Brigitte Lippmann, Esq. (w/encl.)
         Neil M. Koehler (w/encl.)
         Ryan W. Turner (w/encl.)
         William G. Langley (w/encl.)